UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2024

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On May 13, 2024, Can-Fite BioPharma Ltd. issued a press release entitled “Can-Fite: 75 Oncologists and Coordinators from Europe US and Israel Participated in a Conference Aimed at Accelerating Patient Enrolment for the Pivotal Phase 3 Advanced Liver Cancer Study”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

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